May 21, 2024

Securities Exchange Commission

Washington, DC 20549

Division of Corporation Finance

Office of Life Sciences

Attn: Mary Mast or Daniel Gordon

Re:	CNBX Pharmaceuticals Inc.
Form 10-K for the Fiscal Year Ended August 31, 2023
Filed November 30, 2023
File No. 000-52403

Dear Mary Mast and Daniel Gordon:

Below are responses to your comment letter of April 22, 2024.

1 – Fair Value of Financial Instruments, page 9

At inception, each of the two (2) convertible notes (received in tranches) and the associated warrants were/are evaluated in accordance with ASC 820. The valuation is conducted by an outside consulting firm specializing in valuation analysis regarding the fair value of the host liability and the warrant since their inception in December 2020. The differential between the computed fair valuation of each note is written off at the end of the one-year term or the repayment of the individual note.

With regard to the fair value reported in the statement for the three months ended November 30, 2023, the Company changed audit firms after the August 31, 2023 year end filing. The Company continued with the write off of the fair value at repayment or at the one year anniversary of the note.

2 – Item re: Results of Operations, page 51

The Company reiterates that future filings will include quantitative and qualitative discussion of significant changes to the line items on the Statement of Operations. Please note that our November 30, 2023 filing for the first quarter of the new fiscal year includes a breakdown in those changes.

Regarding the significantly higher convertible loan valuation expense recorded in FY 2022 versus FY 2023, the explanation is fairly straight forward – in 2022, the Company paid off the first note, and then subsequently within the same fiscal year accelerated payoff of the second note leading to the added loss in FY 2022 vs. FY 2023.

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3 – Item 9A Controls and procedures

Management’s Report on Internal Control over Financial Reporting, page 55

We believe that while we did not implicitly state the date of August 31, 2023 with regard to the effectiveness of the internal controls, we have below copied the 2 segments which address the effectiveness of such controls.

“Management assessed the effectiveness of the Company’s internal controls over financial reporting as of August 1, 2022, based on the framework in Internal Control-Integrated Framework (COSO 2013) issued by the Committee of Sponsoring Organization of the Treadway Commission. On the Basis of that assessment, management determined that our internal controls over financial reporting were effective as of that date.

Changes in Internal Control Over Financial Reporting

Since our previous annual report, the Company has created an Audit Committee to better review our internal financial reporting. There were no other changes in our internal control over financial reporting during the year ended August 31, 2023, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.” (Emphasis added.)

Given that in the “Changes in Internal Control” section quoted above, it indicates the date and that the internal controls were not changed from the prior year August 31, 2022, (except for strengthening them for the future), we believe that a reader would conclude that the Company was confident in its internal controls, and a refiling, which would of necessity include an updated Audit Opinion (from our prior audit firm at a significant cost to the Company), and would provide no real distinction for the readers.

4 – Note 2 - Summary of Significant Accounting Policies Revenue Recognition, page F-9

Regarding accounting for revenue, which was predominantly recorded in FY 2023, the Company is not in the business of leasing facilities. While in retrospect it would have been appropriate for us to record the revenue as “miscellaneous revenue” and footnoted it with an explanation, it was decided upon periodically if to continue the arrangement between the parties depending on their ongoing needs and their satisfaction with the service. As such, it was not a lease, and does not qualify to be recorded as such under ASC 842 as leasing income. The lease would have been an insignificant amount compared to the amount charged (approximately $6k out of approximately $35k).

With regard to Staff Accounting Bulletin 99 regarding Materiality, this does not materially change our assessment of internal controls. The revenue was recorded as “income” and not as an offset to costs. Classifying the revenue does not impact the validity of the statements.

Going forward, the Company will more closely analyze any revenue and properly categorize it in accordance with ASB 842.

In conclusion, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company does not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments, please do contact me at any time. Thank you for your assistance in this matter.

Sincerely,

/s/ Eyal Barad

Eyal Barad

CEO

CNBX Pharmaceuticals, Inc.

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